Mail Stop 3030

November 21, 2008

Bernard J. Tanenbaum III
Chief Executive Officer
Middle Kingdom Alliance Corp.
333 Sandy Springs Circle, Suite 223
Atlanta, Georgia 30328

> **Re:** **Middle Kingdom Alliance Corp.**
> **Second Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed November 20, 2008**
> **File No. 000-52358**

Dear Mr. Tanenbaum:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We are unable to agree with your response to prior comment 1. In particular, the fact that you also will use another document to make offers does not affect whether the current document is an offer. In addition, the emphasis you place in your analysis on other documents not filed in accordance with Rule 425 appears to be misplaced given Rule 425(d)(1). It remains unclear how you conclude that information in this document is not an offer as defined in the second and third paragraphs of your response to prior comment 1 given that it is information that you will be providing to the same class of shareholders to whom you are offering securities in your pending registered transaction and the information will be used by those shareholders to evaluate whether they want to facilitate the registered transaction by extending the deadline. Please comply with Rule 165 and 425. We cannot agree with your proposal at the bottom of page 3 of your response letter

that an appropriate resolution of this issue is to delete disclosure that shareholders need to make an informed voting decision.

Why is Middle Kingdom proposing to amend its certificate of incorporation, page 3

2.	We note your response to prior comment 3; however, we also note continued disclosure at the bottom of page 3 and elsewhere that the SEC has issued comments. Please revise to remove all implications that the Commission itself will review or comment on Middle Kingdom's filings.

How do the Middle Kingdom insiders intend to vote their shares, page 6

3.	Given your revisions on page 38 and the Schedule 13D filed on November 20, 2008, it appears that the controlling shareholder of the company you are seeking to acquire has recently acquired a controlling interest in you. If so, please revise the disclosure in this section regarding potential future purchases to disclose that the controlling shareholder of the company you are seeking to acquire has acquired a controlling interest in your company. Also disclose the dates over which the controlling interest was accumulated, and indicate whether those purchases were open market transactions.

4.	We note your response to prior comment 9; however, given that you will not control the post-merger company and appear to have made no arrangement to prohibit the post-merger company's funds from being used in connection with the purchases through reimbursement or otherwise, disclosure of your intention does not appear to address the concern in the comment. Therefore, we reissue the comment.

What if I don't want to vote, page 9

5.	We note your revisions in response to prior comment 16; however your disclosure in the third paragraph continues to indicate the surrender of the shares occurs after the extension is approved and the second paragraph encourages shareholders in bold text not to send in their stock certificates. Given this disclosure which appears to contradict the first paragraph of this section, it remains unclear how investors would understand clearly that you are requiring them to submit their shares before the meeting if they want to convert. Please revise.

Beneficial Ownership of Securities, page 38

6.   It is unclear whether you have disclosed the natural person or persons who
        exercise the sole or shared voting and/or dispositive powers with respect to the
        shares held in the name of Capital Ally. See comment 101 of our letter dated
        October 10, 2008. Your disclosure appears to address only who controls 50% of
        Capital Ally and it remains unclear who is making the voting and dispositive
        decisions with regard to your securities held in the name of Capital Ally. Please
        clarify your disclosure regarding Capital Ally and each of the entities named in
        the table accordingly; for example, from your disclosure in footnote (8), it is
        unclear whether the "authorized signatory" is the natural person making the
        voting and dispositive decisions.

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement *__from the company__* acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
        filing;

·   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
        by the Commission or any person under the federal securities laws of the United
        States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3617 with any questions.

Sincerely,

Russell Mancuso
Branch Chief

cc: Ralph V. De Martino, Esq.